UC Asset Limited Partnership
2299 Perimeter Park Dr. #120
Atlanta, GA 30341, USA

May 8, 2018

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, NE

Washington, D.C. 20549

Re:	UC Asset LP

Amendment No. 1 to Offering Statement on Form 1-A

File No. 024-10802

Mr. Kluck:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”) is submitting this letter in response to your comment letter dated April 20, 2018 relating to the Offering Statement on Form 1-A filed by the Partnership on March 27, 2018.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

General

1.	We note your response to comment 1. In your response, you indicate that you have provided a link on your website to your Form 1-A. We were not able to locate this link. Please advise.

RESPONSE: Links to our Form 1-A are provided in the “News” section on our website. Immediately after we filed our first public Form 1-A, we published a news release in the “News” section on our website, in which a link to our first Form 1-A was included. Immediately after we filed our second and amended Form 1-A, we published another news release on our website, in which a link to our amended Form 1-A was included. We plan to do the same for following rounds of filings of our Form 1-A, so that an up-to-date link to our Form 1-A will always be available on our website.

Plan of Distribution, page 9

2.	We note your disclosure that you will hire individuals in China to assist in selling to investors and that you intend for these individuals to comply with the exemption under Rule 3a4-1 under the Securities Exchange Act of 1934. Please clarify whether these individuals will receive remuneration or commissions directly or indirectly in connection with selling these securities.

RESPONSE: We hereby confirm that these individuals will not receive remunerations or commissions directly or indirectly in connection with selling our securities. To be specific, these individuals will be paid on the basis of a fixed hourly rate per number of hours worked, regardless of whether any of our securities will be sold.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

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Index to Financial Statements, page F-1

3.	Please update your financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

RESPONSE: We have updated our financial statements in accordance with paragraph (b) of Part F/S in Form 1-A.

If you have any questions regarding the responses above, please contact me at 404-372-0010.

Sincerely,

/s/ Xianghong Wu

“Larry” Xianghong Wu

cc: Cheryl Ho, Esq.

Reed Smith LLP

cho@reedsmith.com

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

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